MANAGEMENT DISCUSSION & ANALYSIS OF
FINANCIAL CONDITIONS & RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2011

FORM 51-102F1

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

FORWARD LOOKING STATEMENTS

Certain statements contained in this Management Discussion and Analysis (the “MD&A”) and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include: the availability of funds, mineral exploration and development costs and results, fluctuations of precious metal prices, foreign currency fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, anticipated budgets and capital expenditures, costs and timing of the development of new deposits, the success of exploration activities generally, acquisition strategy, permitting time lines, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, limitations on insurance coverage and the timing and possible outcome of any pending litigation. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

PRELIMINARY INFORMATION

The MD&A is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three and six months ended June 30, 2011. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2011 and 2010 and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”). The following should also be read in conjunction with the audited consolidated financial statements, the related MD&A and Annual Information Form for the year ended December 31, 2010, and all other disclosure documents of the Company. It should be noted that the audited consolidated financial statements for the year ended December 31, 2010, were prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), the reconciliation of which can be found on page 18 of this MD&A. All amounts are stated in United States dollars unless otherwise indicated.

Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com

The effective date of this MD&A is August 26, 2011.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). He has verified the data comprising such technical information, including sampling, analytical and test data underlying the information or opinions contained herein. [Please note: the complete NI 43-101 reports may be viewed on SEDAR at www.sedar.com]

OVERVIEW

SilverCrest Mines Inc. (TSX-V: SVL) is a mineral exploration company and a silver and gold producer based in Vancouver, B.C. The Company’s portfolio of precious metal deposits and quality exploration projects includes properties in México and El Salvador with excellent potential to expand its resources and production profile.

SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, (“Santa Elena” or “Santa Elena Mine”), which is located 150 km northeast of Hermosillo, near Banamichi in the Sonora State of México. Santa Elena is a high-grade silver and gold, open-pit heap leach mine with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

In 2009, the Company financed the construction of the Santa Elena Mine with a brokered private placement of CAD$6,325,000, a gold production contract with Sandstorm Gold Ltd. (”Sandstorm”) of $12,000,000 and a project loan with Macquarie Bank Limited of $12,500,000. Construction was completed in September 2010. The capital cost of the fully financed project was approximately $20,000,000.

The Santa Elena Mine commenced production on September 9, 2010 with the pouring of the first gold and silver dore bar. Commercial production was declared on July 13, 2011 whereby the second quarter of 2011 is the first period reported as being commercial whereby revenues and expenses were presented in the unaudited consolidated interim financial statements.

On April 12, 2011, the Company announced the results of a Preliminary Assessment (“PA”) NI 43-101 compliant Technical Report that contemplates expanding production at Santa Elena to an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold over a 10-year mine life.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

OVERALL PERFORMANCE

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE QUARTER ENDED JUNE 30, 2011

Commercial production was reported at the Santa Elena Mine effective June 30, 2011.

Revenues of $8.6 million in Q2 2011 (Q2 2010: $Nil) consisting $6,225,726 settled for cash and $2,330,535 recognizing adjustments to derivative instruments and deferred revenue.

Mine operating earnings of $3.4 million in Q2 2011 (Q2 2010 : $Nil) exclusive of adjustments for derivative instruments and deferred revenue .

Comprehensive earnings were $0.8 million or $0.01 per share for Q2 2011 compared to a comprehensive loss of ($8.9 million) or ($0.15) per share for Q2 2010.

Cash flow from operating activities before changes in non cash working capital items was $3.1 million or $0.4 per share for Q2 2011 compared with negative cash flow of ($1.2 million) or ($0.02) per share for Q2 2010.

The Company completed a prospectus financing for total gross proceeds of CAD$30 million.

Cash and cash equivalents was $33.3 million at June 30, 2011 of which $1.5 million is designated cash.

Q2 2011 Santa Elena Mine operating statistics:

Approximately 957,000 total tonnes were mined,

249,054 ore tonnes were crushed and delivered to pad with average silver ore grade of 44.08 gpt and gold grade of 1.91 gpt,

352,996 silver ounces and 15,269 gold ounces were loaded on to the pad,

Silver production amounted to 74,678 ounces and gold production was 5,476 ounces,

La Joya Project - 20 core holes for approximately 4,300 metres were completed of a planned Phase I, 26 hole program.

SANTA ELENA MINE HIGHLIGHTS FOR THE SIX MONTH REPORTING PERIOD

  Approximately 467,000 tonnes of ore were crushed. The high grade ore (average grade of 1.55 gpt Au and 39.40 gpt Ag) of the Main zone is now being mined and will provide the bulk of the ore to be mined in 2011. Crusher throughput averaged 2,583 tonnes per day which is above the design throughput capacity of 2,500 tpd. Optimization of the various operating parameters of the crusher has been completed in order to ensure a steady state of production at design capacity.

  At June 30, 2011, the heap leach pad held an estimated total of 804,000 tonnes of ore containing approximately 949,200 ounces of silver and 30,015 ounces of gold that are under leach. The first ore placed on the pad has been under leach for approximately 200 days, with estimated total recoveries of 35 to 45% of the gold and 20% to 30% of the silver. The optimum recoveries of 65 to 70% gold and 35 to 40% silver predicted by the design metallurgical test work appear to be achievable, but final leaching times may extend beyond the 300 day, test work leach cycle.

  The Merrill Crowe recovery unit, refinery and on-site lab were all performing well. Optimization of cyanide concentrations, solution volumes and heap Ph continues.

  During the 6 month period ended June 30, 139,390 ounces of silver and 8,628 ounces of gold were produced as dore, with a significant amount of silver and gold still in solution for processing and recovery. The Company sold 127,715 ounces of silver and 6,633 ounces of gold. The Company delivered 1,327 ounces of gold under its gold stream contract with Sandstorm, and delivered 5,306 ounces under the gold price protection program with Macquarie Bank Ltd.

  As at June 30, 2011, no lost time accidents had occurred since construction started in October 2009 with over 563,000 hours worked.

OTHER HIGHLIGHTS FOR THE SIX MONTH REPORTING PERIOD

  Completed 25 holes (approximately 2,985 metres drilled) at Santa Elena Norte. Most assays are pending.

  In February, Brent McFarlane was appointed as Vice President of Operations for the Company. Mr. McFarlane has more than 25 years of experience in international mine development and operations. As a proven mine builder and operator, he has managed all phases of open pit and underground mining projects and has been instrumental in leading projects through feasibility, construction, and into operations. Fluent in Spanish, Mr. McFarlane is particularly experienced in Latin America and Mexico. Since 2005, he has worked in various capacities in Mexico, including construction manager at Ocampo for Kappes, Cassiday & Associates and country manager for Minefinders Corporation at the Dolores Project. Most recently, Mr. McFarlane provided management and technical consulting support on a continuous basis for New Gold Inc. at their flagship Cerro de San Pedro Mine, a large open pit heap leach mine.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

OVERALL PERFORMANCE (continued)

  On June 15, 2011 at the Company’s Annual General Meeting, the shareholders of the Company re-elected J. Scott Drever, Barney Magnusson, George Sanders and Graham Thody to the Board of Directors, and elected Ross Glanville as a new member of the Board.

  Mr. Glanville has over forty years of resource-related experience in numerous countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville has specialized in valuations, fairness opinions, and litigation support, often as expert witness, related to the mining and exploration industry. He has prepared hundreds of valuations and fairness opinions for mining and exploration companies in North America, Africa, Australia, South America, Asia, and Europe. Mr. Glanville has formed public companies, listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange, and has served on the Boards of Directors of four companies with producing mines. He is currently a director of Archon Minerals Limited and Clifton Star Resources Inc. (both TSX-V listed companies), as well as Starfield Resources Inc. (a TSX listed company).

SANTA ELENA MINE

On April 12, 2011, SilverCrest announced the positive results of its “NI 43-101 Technical Report, Reserve Update for the Santa Elena Open Pit and Preliminary Assessment (PA) for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico” dated April 1, 2011. The Expansion Plan (the “Plan”) contemplates the installation of a conventional CCD processing facility at Santa Elena with throughput capacity of 2,500 to 3,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV). The nearby Cruz de Mayo silver deposit (Phase III) will be treated on site as a heap leach operation with potential to ship high grade ore to the Santa Elena proposed processing facility. The Company has completed a Pre-Feasibility Study and internal feasibility study that confirmed the economic viability of the project.

Mineral Resources and Reserves

On April 12, 2011, SilverCrest announced changes to its Reserves and Resources. The following Mineral Resources estimate is a revision of the previous Mineral Reserves and Resources for Santa Elena and Cruz de Mayo as presented in a February 15, 2009, Technical Report. These revisions are effective as of January 2011 and use higher metal prices and lower cutoff grades (see notes below the table). The Santa Elena Mineral Resources have been adjusted to reflect the reduction due to 2010 open pit production.

Santa Elena & Cruz de Mayo Gold and Silver Mineral Resources (January 2011)

SANTA ELENA & CRUZ DE MAYO RESOURCES	TONNES	AU GPT	AG GPT	CONTAINED AU OZ	CONTAINED AG OZ
Santa Elena Indicated*	6,906,000	1.62	77.4	359,300	17,194,000
Santa Elena Inferred*	6,198,000	0.78	53.4	155,200	10,631,000
Cruz de Mayo Indicated**	1,141,000	0.06	64.20	2,300	2,353,400
Cruz de Mayo Inferred**	6,065,000	0.07	66.50	13,300	12,967,100
Total Indicated	8,047,000	1.40	75.5	361,600	19,547,400
Total Inferred	12,263,000	0.42	59.80	168,500	23,598,100

Notes: Conforms to NI 43-101, 43101CP and current CIM definitions for Mineral Resources and Reserves. All numbers are rounded. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

*based on $1,000/oz of gold and $18/oz of silver, cut-off grade of 0.38 gpt gold equivalent at applied metallurgical recoveries. Inclusive of Santa Elena open pit indicated resources that have been converted to probable reserves which are stated below. Adjusted and depleted for 2010 mine production.

** based on a silver cut-off grade of 30 gpt. This is presented in the 2007 Fier and Stewart Technical Report.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

SANTA ELENA MINE (continued)

The Santa Elena Resource estimates stated above have been adjusted by applying economic constraints and metallurgical recoveries to approximate the Mineable, Diluted Reserves and underground Resources for PA purposes using base case metal prices. The resulting Santa Elena Resources and Mineable, Diluted Reserves adjusted for 2010 production are shown below, along with Cruz de Mayo Resources;

Santa Elena & Cruz de Mayo Gold and Silver Resources and Reserves (January 2011)

SANTA ELENA OPEN PIT RESERVES	TONNES	AU GPT	AG GPT	CONTAINED AU OZ	CONTAINED AG OZ
PROBABLE*	4,794,790	1.81	75.9	278,560	11,711,000
SANTA ELENA UNDERGROUND RESOURCES**
INDICATED	991,100	1.83	109.1	58,330	3,476,960
INFERRED	1,879,000	1.53	86.9	92,470	5,250,190
CRUZ DE MAYO RESOURCES***
INDICATED	1,141,000	0.06	64.2	2,300	2,353,400
INFERRED	6,065,000	0.07	66.5	13,300	12,967,100
TOTALS
TOTAL PROBABLE	4,794,790	1.81	75.9	278,560	11,711,000
TOTAL INDICATED	2,132,100	0.88	85.0	60,630	5,830,360
TOTAL INFERRED	7,944,000	0.41	71.3	105,770	18,217,290

Notes: Conforms to NI 43-101, 43101CP and current CIM definitions for Mineral Resources and Reserves. All numbers are rounded. Mineral Reserves are diluted and mine recoverable. Adjusted and depleted for 2010 mine production. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

* based on $1,000/oz of gold and $18/oz of silver, cut-off grade of 0.38 gpt gold equivalent with applied metallurgical recoveries.

**based on $1,000/oz of gold and $18/oz of silver, cut-off grade is 1.77 gpt gold equivalent with applied metallurgical recoveries.

***based on a silver cut-off grade of 30 gpt. This is presented in the 2007 Fier and Stewart Technical Report.

Comments with respect to Phase II, Phase III and Phase IV of the Preliminary Assessment in this document are conceptual in nature and there is no assurance that that economic recovery of estimated resources will be achieved. Generally, the accuracy of Preliminary Assessment estimations is in the order of plus or minus 30%.

For further information, please refer to News Release dated April 12, 2011 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

SANTA ELENA AND CRUZ DE MAYO RESOURCES AND RESERVES, EXPANSION PLAN

Summary of Santa Elena Expansion Plan and PA

  Metal prices for the base case are $18 per ounce of silver and $1,000 per ounce of gold. The Au to Ag ratio for conversion is 55:1 based on recovered ounces and the base case metal prices.

  The Plan considers a conceptual 10 year mine life at an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold or 3.8 million ounces of silver equivalent (or 68,000 ounces gold equivalent). This would be a 52% increase of produced metal from current operations.

  A 2,500 tonnes per day processing facility is proposed with potential to increase to 3,500 tonnes per day. At the increased rate, the current annual metal production could potentially double to over 5.0 million ounces silver equivalent (or over 90,000 ounces gold equivalent) per year.

  Initial capital costs are $84 million of which $47 million is for a new processing facility.

  Estimated cash operating costs of $9.70 per ounce of silver equivalent results in an average annual pre-tax operating cash flow of $25 million per year (after deducting sustaining capital averaging almost $3 million per year).

  At a 5% discount rate, the project has a base case Net Present Value of $131 million, and $491 million at current metal prices.

Capital & Operating Costs for Expansion Plan

  Initial estimated capital costs are estimated at $84.1 million, including a 25% contingency. Sustaining capital costs are estimated at $26.0 million, including an average contingency of 22% over the 10 year mine life.

  Initial (approximate) major capital costs consist of $47 million for the mill and related facilities; $10.5 million for underground development and setup; $5.9 million for development of the Cruz de Mayo deposit and $5.3 million for tailings

  Base Case cash operating costs are approximately $9.70 per ounce of silver equivalent. Gold to silver conversion from in situ reserves is based on an Au:Ag ratio of 55:1 using base case metal prices and combined heap leach and conventional mill overall metallurgical recoveries of 87.2% gold and 68.9% silver.

Project Economics & Metal Price Sensitivities for Expansion Plan

Case	Average Gold Price ($)	Average Silver Price ($)	Pre-Tax Net Cash Flow ($ millions)	Pre- Tax NPV @ 5% Discount ($ millions)
Low	800.00	14.00	47.5	34.1
Base	1,000.00	18.00	169.5	131.2
Current Prices (1)	1,450.00	38.00	620.6	491.4
High	1,600.00	50.00	856.5	680.1

(1) At the time of the study, April 1, 2011

SANTA ELENA EXPLORATION

Exploration drilling commenced on the recently discovered Santa Elena Norte zone, located 1,000 metres north of the Santa Elena open pit, where surface sampling identified a mineralized system exceeding 1,000 metres in length, with gold assays from 0.5 g/t to 3.0 g/t along with minor silver values. A planned $200,000 exploration program is underway for 2011, but the full program is dependent upon the assay results of the first 25 short holes for 2,985 metres, which were drilled primarily to determine the continuity of the zone at shallow depths. The results are being compiled.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

LA JOYA PROJECT – MEXICO

The “La Joya Project” is located approximately 75 kilometres southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several mining operations including Grupo Mexico’s San Martin Mine, Industrias Penoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine and First Majestic Silver’s La Parrilla Silver Mine. Access and infrastructure near the property is considered excellent.

The Company has entered into agreements for purchase of 100% of the property from local vendors for payments of $2.68 million payable over a 3 year period plus a 2% NSR for “La Joya West” (which consists of 521.6 hectares) and payments of $1.5 million payable over a 3 year period plus a 2% NSR for “La Joya East” (which consists of 1,103.6 hectares). The agreements require the Company to make the following property payments:

		La Joya West		La Joya East		La Joya Properties
Years ending December 31, 2010	US$	40,000	US$	25,000	US$	65,000	(Paid)
Years ending December 31, 2011		60,000	(Paid)	70,000	*	130,000
Years ending December 31, 2012		80,000		130,000		210,000
Years ending December 31, 2013		2,500,000		1,275,000		3,775,000
	US$	2,680,000	US$	1,500,000	US$	4,180,000

* $20,000 has been paid to date per the terms of the agreement

Previous work on the property, mainly by Luismin S.A. de C.V. and Boliden Ltd., consisted of 54 drill holes and surface work completed from 1980 to 2006. Surface mapping and sampling by the Company, and previous drill results, suggest that the geology and mineralization is similar to the nearby San Martin Mine which is operated by Grupo Mexico, and considered historically to be one of the largest polymetallic (Ag, Cu, Zn, Pb) producers in Mexico. The current drill program is designed to confirm some of the historical results, but more importantly to verify the Company’s interpretation of its geological model and to establish continuity of the mineralized mantos within the skarn deposit both along strike and laterally across the apex of a prominent anticlinal axis.

Preliminary exploration by the Company at La Joya, consisted of surface sampling and geological mapping, which showed several near vertical veins and structures with widths up to 50 metres, cross-cutting numerous, shallow-dipping mineralized manto (skarn) deposits up to 30 metres thick. The mantos appear to be mineralized near the apex of a series of anticlines. The main alteration and mineralized area appears to be approximately 2 kilometres in strike length, 100 to 200 metres wide and is associated with a nearby exposed intrusive. Geochemistry of the system includes Ag-Cu-Au--Mo-W-Sb, with sulfide mineralization consisting of tetrahedrite (Ag), bornite (Cu), and chalcopyrite (Cu). Native silver may also be present.

SilverCrest reported on June 6, 2011 that it had completed a total of 20 core holes for approximately 4,300 metres of a planned Phase I, 26 hole program. This phase of drilling confirmed the continuity of the shallow dipping mantos and the mineralized, vertical cross structures, and has doubled the strike length of the mineralization to approximately 700 metres.

The Company announced the results for the first 10 holes in a news release dated March 7, 2011. Results for the subsequent 10 holes (L J DD11-11 to L J DD11-20) are summarized in the table below. These holes have been drilled along the strike of the main mineralized trend and have partially tested the shallow dipping manto style mineralization and near-vertical mineralized structures.

Weighted average assay results and silver equivalents have been calculated for the most significant intervals in the table below. Most intercepts are considered to be near-true thickness and are near-surface.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

LA JOYA PROJECT – MEXICO (continued)

La Joya Project – Drill Hole Summary (Holes 11 – 20)

Hole (Azimuth, Dip)	From (m)	To (m)	Length (m)	Ag (gpt)	Cu (%)	Au (gpt)	Ag (g/t) equiv. *
L J 11-11 (45, - 50)	11.0	16.0	5.0	30.0	0.17	0.21	53.4
	34.5	40.0	5.5	183.0	0.68	0.04	239.2
	52.0	57.0	5.0	52.5	0.14	0.02	64.6
L J11-14 (180, -50)	27.0	33.0	6.0	53.6	0.47	0.13	97.2
	52.0	54.0	2.0	120.0	0.86	0.27	201.4
	150.0	168.0	18.0	8.5	0.01	0.63	38.7
L J 11-16 (0, -90)	96.0	106.0	10.0	66.2	0.12	0.36	92.6
L J 11-17 (0, -50)	27.0	62.0	35.0	112.1	1.11	0.22	211.2
includes	45.0	53.0	8.0	304.5	3.50	0.29	598.0
	104.0	146.0	42.0	40.3	0.46	0.21	86.9
includes	109.0	121.0	12.0	89.6	1.16	0.18	190.8
	166.0	232.5	66.5	50.7	0.45	0.28	99.8
includes	169.0	175.0	6.0	102.7	0.66	0.25	167.2
includes	214.5	215.4	0.9	1,690.0	19.25	0.30	3,244.0
L J 11-18 (320, -50)	30.0	45.0	15.0	53.0	0.45	0.25	100.7
	54.0	68.0	14.0	27.2	0.24	0.05	48.7
	83.0	93.8	10.8	55.4	0.34	0.13	88.7
L J 11-19 (160 -50)	69.0	84.0	15.0	76.2	0.25	0.16	103.7
	102.0	153.4	51.4	66.1	0.33	0.18	100.9
includes	110.0	135.7	25.7	110.2	0.61	0.13	165.1
includes	122.0	132.7	10.7	205.5	1.11	0.23	305.0
L J 11-20 (180, -50)	15.0	24.0	9.0	186.4	1.69	0.28	334.7
	41.0	43.0	2	53.3	0.40	0.06	88.1
	67.0	69.0	2	139.0	0.78	0.21	211.2
	178.0	221.6	43.6	34.5	0.20	0.31	65.0
includes	215.7	219.6	3.9	149.0	1.98	0.21	317.2

*Ag equivalent is based on 100% metallurgical recovery and metals prices of US$30/oz for Ag; US$3.50/lb for Cu and US$1400/oz for Au. To convert to ounces per ton divide grams per tonne by 34.2857.

In addition to Ag, Cu and Au, anomalous Pb and Zn grades were intercepted in;

Hole LJDD10-19 from 110.0 to 150.7 (40.7m) grading 0.18% Pb and 0.28% Zn including 128.0 to 129.7 (1.7m) grading 1.59% Pb and 1.4% Zn
Hole LJDD10-20 from 178.0 to 225.6m (47.6m) grading 0.17% Pb and 0.62% Zn including includes from 178.0 to 182.2 (4.2m) grading 0.82% Pb and 3.77% Zn

Sample analyses were completed by Inspectorate Exploration & Mining Services Ltd. in Durango, Mexico, Richmond, BC, and ALS Chemex in Zacatecas and North Vancouver, with selected samples analyzed at the Company’s on site lab at its Santa Elena Mine (with checks at ALS Chemex for quality assurance and control).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

LA JOYA PROJECT – MEXICO (continued)

Preliminary exploration, consisting of surface sampling and geological mapping, completed by the Company shows several near vertical mineralized veins and structures with widths up to 50 metres, cross-cutting numerous, shallow-dipping mineralized manto (skarn) deposits up to 30 metres thick. The mantos appear to be mineralized near the apex of a series of northwest-southeast trending anticlines. The main altered and mineralized area appears to be approximately 2 kilometres in strike length, 100 to 200 metres wide, and is associated with a nearby exposed intrusive. Geochemistry of the system includes Ag-Cu-Au--Mo-W-Sb-As-Pb-Zn, with sulfide mineralization consisting of tetrahedrite (Ag), bornite (Cu), and chalcopyrite (Cu). Only minor oxides are present, and native silver may also be present. Holes LJ-10-01 to LJ 10 -10 announced in a news release by the Company on March 7, 2011, initially delineated mineralization along 350 metres of strike length. The additional drill holes presented above have doubled this mineralized strike length to approximately 700 metres.

All holes reported show at least one significant interval of mineralization, except for holes 12, 13 and 15. Holes 12 and 13 are not located with the main mineralized trend defined above. Hole 15 was drilled to a depth of 500 metres to test the possibility of a deep porphyry system. This system was intersected with anomalous copper, gold and molybdenum. A 3D computer-generated geological model that is currently in development confirms the intercepts to be through mantos and near vertical structures with continuity along strike and latterly.

As at June 30, 2011 the Company was nearing completion of a 26 core hole drilling program for approximately 5,000 metres, and has initially tested approximately one kilometre of the exposed strike length of mineralized system, including the vertical structures and mantos which contain silver, copper and gold values. Once final assay results are received and compilation of data is complete, an initial resource estimate for La Joya will be completed. Additional field work will continue at La Joya throughout the summer, including more geological mapping, surface sampling of extensions of mineralization and ground geophysics. A second phase of drilling is planned once Phase 1 data has been compiled and interpreted.

Management views La Joya as having the potential for a 50 million-ounce silver deposit at an estimated average grade of 2 to 3 opt silver plus 0.5 to 0.7% copper and 0.2 to 0.25 gpt Au. Stage one of a two stage drilling program has been completed and cost approximately $1.5 million. The potential target is both open pit and underground. This target is conceptual in nature and further extensive exploration work is required in order to prove the potential. There is no guarantee that this target size will be achieved.

For further information, please refer to News Releases dated December 1, 2010, March 7, 2011 and June 6, 2011 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

SILVER ANGEL PROJECT – Mexico

The Company holds a 100% interest in mineral properties located in the northern Sierra Madre range in México, acquired by concession applications. Due to mixed exploration results, the Company elected to write-off the accumulated mineral property expenditures to operations, effective December 31, 2009. SilverCrest has significantly reduced the size of the concessions, although further review and work may be completed in the future.

EL ZAPOTE PROJECT – El Salvador

The El Zapote Project in El Salvador, which contains approximately 15 million ounces of silver, is on hold until the Salvadoran government is in a position to issue environmental, exploration and exploitation permits. The Company has written-off expenses for the project.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

KEY FINANCIAL AND OPERATIONAL DATA

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
KEY OPERATIONAL DATA - SANTA ELENA MINE

Tonnes ore	249,217	-	404,766	-
Tonnes waste	707,553	-	1,209,372	-
Tonnes mined	956,770	-	1,614,138	-
Waste/ore ratio	2.84	-	2.99	-

Tonnes crushed and loaded on pad	249,054	-	467,581	-
Average Au gpt loaded on pad	1.91	-	1.55	-
Average Ag gpt loaded on pad	44.08	-	39.40	-

Silver ounces produced	74,678	-	139,390	-
Silver ounces sold	70,326	-	127,715	-
Gold ounces produced	5,476	-	8,628	-
Gold ounces sold	4,300	-	6,633	-
Ounces delivered to Sandstorm	860	-	1,327	-
Ounces delivered to MBL Hedge	3,440	-	5,306	-

Silver equivalent ounces produced (1)	310,090	-	510,305	-
Silver equivalent ounces sold (1)	255,182	-	412,866	-

KEY FINANCIAL DATA	US$	US$	US$	US$
Revenue	8,556,261	-	8,556,261	-
Cost of sales	(2,109,801)	-	(2,109,801)	-
Depletion, depreciation and accretion	(741,373)	-	(741,373)	-
Mine operating earnings	5,705,087	-	5,705,087	-
Other income (expense)	(4,914,658)	(8,892,761)	(7,736,569)	(10,060,626)
Comprehensive earnings (loss)	790,429	(8,892,761)	(2,031,482)	(10,060,626)

Earnings (loss) per common share	$0.01	$(0.15)	$(0.03)	$(0.17)
Weighted average number of common shares outstandng	75,821,542	59,815,176	71,399,338	59,672,589

Cash flow from operations before change in working capital items	3,113,371	(1,225,963)	3,039,915	(1,560,089)

Cash operating cost per silver equivalent ounce sold (1)	$8.27	$-

Cash and cash equivalents			33,320,876	6,770,033
Working capital			18,012,317	1,506,222

Total assets			78,373,453	38,332,086
Total liabilities			57,384,823	39,310,743
Shareholders' equity (deficiency)			20,988,630	(978,657)

(1) Silver equivalence was calculated using market spot rates of $1,505.50 per gold ounce and $35.02 per silver ounce at June 30, 2011

Non-IFRS Performance Measures

In the table above, the Company uses performance indicators that are not defined according to IFRS, such as the total cash cost of production per ounce sold, excluding depreciation, depletion and accretion per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents at June 30, 2011 was $33,320,876, compared to $9,034,623 balance as of December 31, 2010. The Company had current assets of $42,789,278 at June 30, 2011 (Dec 31, 2010 – $10,865,995) and current liabilities of $24,776,961 (Dec 31, 2010 - $18,976,346) of which $12,503,089 (Dec 31, 2010 - $8,527,509) are non cash derivative instruments and $2,613,562 (Dec 31, 2010 - $1,739,431) is non cash deferred revenue. This results in working capital of $18,012,317 at June 30, 2011, compared to a working capital deficit of $(8,110,351) as of December 31, 2010. The increase is due primarily to a CAD$30,000,000 financing and cash flows from operations.

The Company’s cash increased during the six month period ended June 30, 2011, by $24,286,253 compared to Q2 2010 in which cash decreased by $6,387,303. Net cash used in operating activities for the six month period ended June 30, 2011 was $419,498 (2010 -$2,413,132). The second quarter of 2011 is the first period reported whereby revenues and expenses from the Santa Elena Mine were presented in the statement of operations. Prior to achieving commercial production revenues and related operating expenses were capitalized to the carrying value of the Santa Elena Mine.

Net cash provided by financing activities for the six month period ended June 30, 2011 was $26,206,975 (2010 - $168,705).

In May, 2011, the Company completed a prospectus offering for total gross proceeds of $30,924,000 (CAD$30,000,000). The Company issued a total of 18,750,000 common shares of the Company at a price of CAD$1.60 per share. The offering was underwritten by Canaccord Genuity Corp. and Jennings Capital Inc. (together, the “Underwriters”). The Underwriters received a cash commission equal to 6% of the gross proceeds of the offering and 1,125,000 compensation warrants, each compensation warrant entitling the Underwriters to purchase one common share of the Company at a price of CAD$1.60 for a term of 24 months. The Company paid a total of $2,107,552 in share issuance costs by the end of the period.

The Company made two repayments on the Macquarie Bank Project Loan totaling $2,100,000 (2010 - $Nil) together with interest of $577,720 (2010 - $292,211). SilverCrest received $68,247 (2010 - $194,704) from the exercise of 106,250 (2010 – 315,000) stock options and $NIL (2010 – 266,212) from the exercise of NIL (2010 – 422,250) warrants.

Net cash used in investing activities for the six month period ended June 30, 2011 was $1,310,424 (2010 – $4,197,115). Cash used during the period consists of $4,264,267 (2010 - $6,743,936) spent on property, plant and equipment for the Santa Elena Mine and $890,139 (2010 - $533) on exploration and evaluation primarily for La Joya Project.

The Company received $3,810,238 (2010 - $Nil) from sales of silver and gold that were capitalized during the first quarter before revenues were reported in the second quarter in the statement of operations. Silvercrest received $33,744 (2010 - $1,384) from interest on cash and cash equivalents.

Sandstorm Gold Ltd. Agreement

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm under which the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V., agreed to sell 20% of future gold production from the Santa Elena Mine to Sandstorm in exchange for an Upfront Deposit of $12 million plus make ongoing per-ounce payments equal to the lesser of $350 and the prevailing spot gold market price upon delivery of gold. The per ounce price of $350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Mine begins commercial production. The Upfront Deposit was used to fund construction and development of the Santa Elena Mine and for general and administrative costs associated therewith.

If SilverCrest decides to develop an underground mine on the Santa Elena Project, Sandstorm has the right to purchase 20% of the gold from the underground mine at a per-ounce price equal to the lesser of $450 and the prevailing spot gold market price, subject to an increase of 1% per annum beginning on the 3rd anniversary from the date the underground mine begins commercial production. In exchange, Sandstorm will pay for 20% of the capital expenditures incurred, related to the gold stream, to determine the economic viability and to construct the underground mine.

SilverCrest provided Sandstorm with a completion guarantee under the Purchase Agreement, and as consideration received 3.5 million common shares of Sandstorm. The fair value of the shares at the date received was $1,433,129. In April 2010, the Company sold the 3.5million common shares of Sandstorm at CAD$0.75 per share for gross proceeds of CAD$2,625,000, and paid commissions of CAD$35,000 on the sale.

The total consideration received of $13,433,129 from the Upfront Deposit and Sandstorm shares was treated as deferred revenue. During the six month period ended June 30, 2011, the Company delivered approximately 1,327 ounces (2010 – Nil) of gold to Sandstorm. During the first quarter, the Company capitalized $344,252 to the Santa Elena Mine costs related to the delivery of 467 gold ounces to Sandstorm, which consisted of $163,298 received in cash and $180,954 from amortization of deferred revenue.

During the second quarter, the Company recorded revenue of $623,705 from the delivery of 860 gold ounces to Sandstorm, which consisted of $300,979 received in cash and $322,725 from amortization of deferred revenue.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

LIQUIDITY AND CAPITAL RESOURCES (continued)

Macquarie Bank Limited Project Loan and Hedging Facilities

Macquarie Bank Limited – Project Loan

By agreement dated for reference November 24, 2009, the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V. (the “Borrower”), entered into a $12.5 million Project Facility Agreement (the “Project Loan”) and associated hedging facilities (the “Hedging Facility”) with MBL to partially fund the cost of development and initial working capital requirements at the Company’s Santa Elena Mine.

The Project Loan bears interest at the U.S. Dollar LIBOR (“London Interbank Offered Rate”) rate plus 6.0% per annum before repayment of 50% of the Project Loan and 5.5% after repayment of 50% of the Project Loan.

The Project Loan will be repaid in full on or before September 30, 2013 pursuant to the following repayment schedule;

Year ending December 31, 2011	$7,700,000	(Paid $2,100,000 to date in fiscal 2011 )
Year ending December 31, 2012	2,500,000
Year ending December 31, 2013	2,300,000
	$12,500,000

The Project Loan is secured against the Santa Elena Mine and is guaranteed by the Company. MBL requires the Company to maintain certain minimum debt service reserves and ratios based upon the Life of Mine Plan. Failure to meet certain of these prescribed reserves and ratios could result in an acceleration of the loan repayments. The Company is required to have available cash reserves of a minimum of their aggregate operating and capital costs to be expended at the Santa Elena Mine in the ensuing period of four weeks consistent with the Life of Mine Plan. As at June 30, 2011 the Company had reserved $1,450,000 related to this funding obligation.

Macquarie Bank Limited – Hedging Facility

On June 12, 2009, the Company implemented a gold price protection program (“Hedging Facility”) for the Santa Elena Project which was a requirement under the Project Loan. The Hedging Facility consisted of 55,000 ounces of gold sold forward at $926.50 per ounce, with the remaining delivery schedule as at June 30, 2011, shown below:

Metal	Maturity	Quantity (Ounces)
Gold	2011	12,322
	2012	9,650
	2013	17,700
	2014	9,276
		48,948

During the six months ended June 30, 2011, the Company recorded a realized loss of $2,872,848 (2010 - $Nil) on 5,306 gold ounces delivered into the Hedging Facility and settled for cash. This is combined with an unrealized non-cash loss of $5,905,041 related to changes in the fair value of the open derivative contracts at the end of the period, resulting in a net loss on the derivative instruments of $3,032,193.

The Company does not hold this derivative instrument for trading purposes. The Company has determined that this program constitutes an effective economic hedge for the Santa Elena Mine; however, it does not meet the requirements for hedge accounting under IFRS. Financial derivative instruments, those which do not qualify for hedge accounting, are required under IFRS to be recorded at fair value (marked to market) at the financial position date and the resulting gains or losses are to be included in the results for the period.

Macquarie Bank Limited – European gold call option

In June 2009, as partial consideration for a Credit Agreement with MBL, the Company granted MBL a European gold call option for 5,000 ounces of gold at a strike price of $1,000 per ounce with an option expiry date of June 13, 2012. The fair value of the European gold call option is recorded at each reporting date and the resulting gains or losses are to be included in the results for the period.

For further information, please refer to News Releases dated June 8, 2009, June 15, 2009 and November 26, 2009 on the Company’s website at www.silvercrestmines.com, and the Prospectus filed on SEDAR at www.sedar.com.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

RESULTS OF OPERATION AND FINANCIAL CONDITION

Results of operations for the three months ended June 30, 2011 and June 30, 2010

During the quarter ended June 30, 2011 revenue reported amounted to $8,556,261 (2010 - $Nil).

		June 30, 2011	June 30, 2010
Silver revenue		$2,737,801	$-
Gold revenue	- cash basis	3,487,925	-
		6,225,726	-
Gold revenue	- non cash
	- adjustment to market spot price	2,007,810	-
	- amortization of deferred revenue	322,725	-
Total revenue reported		$8,556,261	$-

“IFRS 18 – Revenue”, states revenue should be recorded at its fair value, which for gold and silver is the market spot price on the date revenue, is recognized.

Silver sales were 70,325 ounces (2010 – Nil) at an average realized price of $38.90.

Gold sales delivered into the Hedging Facility were 3,440 ounces (2010 – Nil) at an average realized price of $926.50. Included in revenue is a non cash amount of $2,007,810 representing the difference between the market spot price at the date of delivery for gold and the hedge price of $926.50 per ounce settled in the quarter.

The Company also recorded gold sales of $623,705 related to the delivery of 860 gold ounces to Sandstorm, which consists of $300,979 of cash received and $322,725 from amortization of deferred revenue.

Cost of sales amounted to $2,109,801.

The quarter ended June 30, 2011 was the first period in which the Company did not capitalize other mine operating and finance expenses to the Santa Elena Mine property, plant and equipment. Consequently, this has resulted in a significant increase in certain costs when compared with the same period in 2010. General and administrative expenses increased to $853,404 (2010 - $448,187) and finance costs which relates to the Project Loan amounted to $293,422 (2010 – Nil).

Foreign exchange loss amounted to $198,903 (2010 – $1,569,469) due to the weakening of the US dollar against the Company’s Mexican Peso and CAD Dollar holdings.

Loss on derivative instruments amounted to $3,506,089 (2010 - $7,475,496) Under IFRS the Company’s derivative instruments are fair valued at the financial position date with the resulting gain or losses included in the operating results for the period. The derivative loss comprises $3,221,089 relating to the incremental fair value of the MBL Hedging Facility and $285,000 relating to the incremental fair value of the MBL European gold call option which represents the difference between the average market spot price of gold for the quarter and strike price of $926.50 per ounce for the Hedging Facility and $1,000 per ounce for the European gold call option respectively.

Exchange gain in translation to US Dollars amounted to $57,731 (2010 – $945,542) resulting from the change in presentation currency in January 1, 2011, from the Canadian Dollar to the US Dollar and resulting retranslation of the Company’s holdings.

Comprehensive earnings for the quarter ended June 30, 2011 were $790,429 or $0.01 per share compared to a comprehensive loss of $8,892,759 or ($0.15) per share in 2010.

Results of operations for the six months ended June 30, 2011 and June 30, 2010

During the six months ended June 30, 2011 revenue amounted to $8,556,261 (2010 - $Nil).

		June 30, 2011	June 30, 2010
Silver revenue		$4,656,100	$-
Gold revenue	- cash basis	5,379,863	-
		10,035,963	-
Gold revenue	- non cash
	- adjustment to market spot price	2,872,848	-
	- amortization of deferred revenue	503,680	-
		13,412,491
Capitalized to Santa Elena Mine		(4,856,230)
Total revenue reported		$8,556,261	$-

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

RESULTS OF OPERATION AND FINANCIAL CONDITION (continued)

Silver sales were 127,715 ounces (2010 – Nil) at an average realized price of $35.71.

Gold sales delivered into the Hedging Facility were 5,306 ounces (2010 – Nil) at an average realized price of $926.50. Included in revenue is a non cash amount of $2,872,848 representing the difference between the market spot price as at the date of delivery for gold and the hedge price of $926.50 per ounce settled in the period.

The Company also recorded gold sales of $967,957 related to the delivery of 1,327 gold ounces to Sandstorm, which consists of $464,277 of cash received and $503,680 from amortization of deferred revenue.

As noted above, the quarter ended June 30, 2011 was the first period in which the Company recorded revenues and expenses in the statement of operations. Prior to April 1, 2011, sales from silver and gold which amounted to $4,856,230 were capitalized to the Santa Elena Mine.

Comprehensive loss for the six months ended June 30, 2011 was $2,031,481 or ($0.03) per share compared to a comprehensive loss of $10,060,626 or ($0.17) per share in 2010.

The comprehensive loss for the six months June 30, 2011 was primarily due to loss on derivative instruments of $5,905,041. The derivative loss comprises $5,573,327 relating to the incremental fair value of the MBL Hedging Facility and $331,714, relating to the fair value of the MBL European gold call option which represents the difference between the average market spot price of gold for the quarter and strike price of $926.50 per ounce for the Hedging Facility and $1,000 per ounce for the European gold call option respectively.

Summary of Quarterly Results (unaudited)

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

Period			Revenues (3)	Comprehensive Income (Loss)	Comprehensive Income ( Loss) per Share
Q2 June 30, 2011	IFRS (1)		$8,556,261	$790,429	$0.01
Q1 March 31, 2011	IFRS (1)	$	Nil	$(2,821,910)	$(0.04)
Q4 December 31, 2010	IFRS (1)	$	Nil	$(5,943,378)	$(0.10)
Q3 September 30, 2010	IFRS (1)	$	Nil	$(4,002,534)	$(0.07)
Q2 June 30, 2010	IFRS (1)	$	Nil	$(8,892,761)	$(0.15)
Q1 March 31, 2010	IFRS (1)	$	Nil	$(1,167,865)	$(0.02)
Q4 December 31, 2009	Canadian GAAP (2)	$	Nil	$(8,335,731)	$(0.16)
Q3 September 30, 2009	Canadian GAAP (2)	$	Nil	$(4,195,025)	$(0.07)

(1)

These amounts have not been audited. Refer to note 4 in the unaudited condensed consolidated interim financial statements for the three and six month period ended June 30, 2011, for a reconciliation of Canadian GAAP to IFRS.

(2)

On January 1, 2011, the Company changed the presentation currency of the financial statements from the Canadian Dollar to the US Dollar. Accordingly, the Company translated all comparative amounts to the US Dollar.

(3)

In accordance with IFRS - Revenue is recorded at fair value, which for gold and silver is the market spot price on the date revenue is recognized. Refer to section above for explanation of revenue details.

INVESTOR RELATIONS

Management and company personnel currently perform all investor relation services. There are no external investor relation contracts or commitments at June 30, 2011. Investor relations activities consist mainly of web-site and print advertising. Shareholder communications comprises communicating with existing shareholders, broadcasting news releases, printing, production work for the Company’s website, and direct website expenses. The Company also attends trade shows on a regular basis to present the affairs and merits of the Company to potential investors.

SUBSEQUENT EVENTS

The following events occurred subsequent to June 30, 2011:

a)

The Company granted 1,500,000 incentive stock options to directors, officers and employees with a price of CAD$1.65 exercisable until August 2, 2016, and 118,750 stock options were exercised between CAD$0.50 and $0.96 per share for cash proceeds of CAD$105,375.

b)	On July 31, the Company made a voluntary repayment of $1,000,000 against the Project Loan from cash flow from operations.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

SUBSEQUENT EVENTS (continued)

Other matters

a)

On August 2, 2011, the Company reported that its registration statement on Form 40-F, filed on May 31, 2011, with the United States Securities and Exchange Commission (“SEC”) to register its common shares under Section 12 of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), automatically went effective on August 1, 2011 pursuant to Section 12(g)(1) of the U.S. Exchange Act. As a result, SilverCrest is now a reporting issuer under the U.S. Exchange Act and broker-dealers in the United States will now be able to effect transactions in common shares of SilverCrest in the United States. SilverCrest common shares trade in Canada on the TSX Venture Exchange through Canadian broker-dealers.

The Company intends to submit an application to have its common shares quoted on the OTCQX trading platform which is the top tier of the broker-dealer quotation services operated by OTC Markets Inc. The OTCQX is a broker-dealer trading platform with rules and listing standards that facilitates trading in over 9000 securities in the United States. The OTCQX is designed to meet the needs of an international public company such as SilverCrest by providing a trading platform in the United States that offers many of the benefits of the traditional U.S. stock exchanges. The Company expects that its shares will be accepted for quotation on the OTCQX in the next 30-60 days.

PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature and generally the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, the Company has a number of possible transactions that it is examining. Management is uncertain whether any of these proposals will ultimately be completed.

COMMITMENT AND CONTINGENCY

The Company has entered into an operating lease agreement for office space. This agreement requires the Company to make the following lease payments:

Office Lease
Year ending December 31, 2011	$25,661
Year ending December 31, 2012	29,938
$55,599

Certain construction bonuses may be payable in 2011 contingent upon achieving milestones related to the completion and operations of the Santa Elena Project.

OFF BALANCE SHEET ARRANGEMENTS

As at June 30, 2011, the Company has no off balance sheet arrangements.

OUTSTANDING SHARE CAPITAL Capital stock

a)	Unlimited number of common shares without par value

b)	Unlimited number of preferred shares without par value (none outstanding)

As at June 30, 2011, the Company had 85,734,179 common shares outstanding. In addition the Company had 5,168,750 outstanding share purchase options and 6,125,000 outstanding share purchase warrants for total diluted shares outstanding of 96,027,929.

As at the date hereof, the Company has 85,852,929 common shares outstanding. In addition the Company has 6,550,750 outstanding share purchase options and 6,125,000 outstanding share purchase warrants which, if exercised, would result in total diluted shares outstanding of 98,527,929. The increase in outstanding common shares from that reported at the period end is as a result of the exercise of 118,750 stock options. Share purchase options increased by 1,381,250 with the grant of 1,500,000 to directors, officers and employees less 118,750 due to options exercised.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the six months ended June 30, 2011 and June 30, 2010:

a)	Legal Fees

Paid or accrued $92,135 (2010 - $22,235) for legal fees, which were included in professional fees, and $109,490 (2010 - $2,101) for share issuance costs to a law firm of which an officer of the Company is a partner.

b)	Key Management Compensation

Paid $230,397 (2010 - $168,307) for management fees to two companies (one controlled by the President and the other by the Chief Financial Officer).

Paid $180,823 (2010 - $84,153) for project management fees to two companies (one controlled by the Chief Operating Officer and the other by the Vice President of Operations) which are included in property, plant and equipment up to April 1, 2011 and management fees and cost of sales for the three months to June 30, 2011.

Paid $40,000 (2010 - $37,500) for technical services to a close member of the family of an individual who is part of key management personnel which are included in property, plant and equipment up to April 1, 2011, and cost of sales for the three months to June 30, 2011.

Recorded share-based compensation of $268,640 (2010 - $54,848) for the fair value of options granted to officers and directors.

Paid $27,648 (2010 - $Nil) for director fees to companies controlled by two non executive directors.

c)	Other transactions

Paid or accrued $279,767 (2010 - $20,265) for technical services, which were included in property, plant and equipment, to an engineering consulting firm of which an officer of the Company was an officer and shareholder until August 2010.

Included in accounts payable and accrued liabilities at June 30, 2011 is $23,381 (2010 - $12,249) due to a law firm of which an officer of the Company is a partner, $53,758 (2010 - $19,131) due to an engineering firm of which an officer of the Company is an officer, and $16,280 (2010 - $Nil) to officers, directors and companies controlled by officers and directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material these risks are reviewed and monitored by the Board of Directors.

a. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b. Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet it contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. Receivables are due primarily from government agencies.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

c. Foreign Currency Risk

The Company operates in Canada, United States, Mexico and El Salvador and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At June 30, 2011 the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents and designated cash	$25,009,815	$8,298,060	$13,001	$33,320,876
Amounts receivable	-	-	-	-
Total Assets	25,009,815	8,298,060	13,001	33,320,876

Amounts payable and accrued liabilities	558,791	560,643	820,964	1,940,398
Long term debt	-	9,544,789	-	9,544,789
Derivative instruments	-	31,501,036	-	31,501,036
Total Liabilities	558,791	41,606,468	820,964	42,986,223

Net Assets (Liabilities)	$24,451,024	$(33,308,408)	$(807,963)	$(9,665,347)

(1)

The Company used 1.037 US dollars equal to one Canadian dollar, and 0.08533 US dollars equal to one Mexican Peso, as exchange rates at June 30, 2011, to translate the financial assets and liabilities to United States Dollars.

Based on the above net exposures at June 30, 2011, a 10% appreciation (depreciation) of the United States dollar against the Canadian dollar and Mexican Peso, with all other variables held constant would result in approximately a $2,364,000 decrease (increase) in the Company’s loss and comprehensive loss for the period.

At December 31, 2010, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents and designated cash	$6,773,593	$2,213,105	$47,925	$9,034,623
Amounts receivable	14,134	-	40,810	54,944
Total Assets	6,787,727	2,213,105	88,735	9,089,567

Amounts payable and accrued liabilities	492,491	479,616	417,393	1,389,500
Long term debt	-	11,454,742	-	11,454,742
Derivative instruments	-	28,468,843	-	28,468,843
Total Liabilities	492,491	40,403,201	417,393	41,313,085

Net Assets (Liabilities)	$6,295,236	$(38,190,096)	$(328,658)	$(32,223,518)

(1)

The Company used 1.0054 US dollar equal to one Canadian dollar, and 0.08102 US dollar equal to one Mexican Peso as exchange rates at December 31, 2010, to translate the financial assets and liabilities to United States Dollars.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

d. Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and fluctuations in the LIBOR rate applicable to its long-term debt. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates included in cash and equivalents as they are generally held with large and stable financial institutions. The Company’s long term debt carries an interest rate of U.S. Dollar LIBOR plus 6%, which on June 30, 2011 resulted in the interest being 6.31% . At June 30, 2011, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s loss and comprehensive loss for the period.

e. Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate the commodity price risk, the Company has entered into a gold price protection program.

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, cash equivalents, amounts receivable, accounts payable and accrued liabilities, long term debt and derivative instruments.

The carrying values of amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short periods until settlement. The fair value of the Company’s long term debt approximates its carrying value given that the interest rates have not changed materially.

At June 30, 2011, the Company’s classification of financial instruments within the fair value hierarchy is summarized as follows:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents and designated cash	$33,320,876	$-	$-	$33,320,876
Total Assets	33,320,876	-	-	33,320,876

Derivative instruments	-	31,501,036	-	31,501,036
Total Liabilities	$-	$31,501,036	$-	$31,501,036

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“Canadian GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company has adopted IFRS with an adoption date of January 1, 2011, and a transition date of January 1, 2010.

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Notes 3 and 4 of our condensed interim financial statements provide more detail on our key Canadian GAAP to IFRS differences, our accounting policy decision and IFRS 1, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on our financial statements on transition to IFRS or may have an impact in future periods.

As a result of the accounting policy choices selected, and the changes required to be made on transition to IFRS, there was no material impact on the Company’s opening financial position as at January 1, 2010. The table below outlines the effect on the Company’s assets, liabilities and equity on adoption of IFRS on January 1, 2010, June 30, 2010, and December 31, 2010, for comparative purposes.

	December 31, 2010	June 30, 2010	January 1, 2010
Total assets under Canadian GAAP in US$	$48,901,252	$37,845,768	$38,447,592
Adjustment - capitalization of borrowing & transaction costs	1,039,347	486,318	-
Total assets under IFRS - unaudited	$49,940,599	$38,332,086	$38,447,592
	-	-	-
Total liabilities under Canadian GAAP in US$	$57,213,799	$40,546,048	$31,337,780
Adjustment - capitalization of borrowing & transaction costs	(1,045,258)	(1,235,305)	(1,425,352)
Total liabilities under IFRS - unaudited	$56,168,541	$39,310,743	$29,912,428

Total shareholders' equity under Canadian GAAP in US$	$(8,312,547)	$(2,700,280)	$7,109,812
Adjustment - capitalization of borrowing & transaction costs	2,084,605	1,721,623	1,425,352
Total shareholders' equity under IFRS - unaudited	$(6,227,942)	$(978,657)	$8,535,164

The following is a summary of the adjustment to comprehensive loss for the six months ended June 30, 2010, and the year ended December 31, 2010 under IFRS (all of which are outlined in the notes to our interim consolidated financial statements).

	December 31, 2010	June 30, 2010
Loss and comprehensive loss under Canadian GAAP in US$	$(20,665,790)	$(10,356,897)
Adjustment - capitalization of borrowing costs	659,253	296,271
Loss and comprehensive loss under IFRS - unaudited	$(20,006,537)	$(10,060,626)

The adoption of IFRS has had no significant impact on the net cash flows of the Company. The changes made to the statement of financial positions and statements of operations and comprehensive loss have resulted in the reclassification of amounts on the statements of cash flows, however there have been no changes to the net cash flows. IAS 7, Statement of Cash flows requires that cash flows relating to finance costs/interest to be separately disclosed within the statement classifications. Under Canadian GAAP, these amounts were previously disclosed as a note to the statement of cash flows. These amounts have been separately disclosed under ‘operating and financing activities’ within the statement of cash flows under IFRS.

SilverCrest continues to monitor changes in IFRS. The standard setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies the Company has selected. The Company has processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC interpretations will be evaluated as required.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES (continued)

Critical accounting estimates

Use of estimates

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

These condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

The recoverability of amounts receivable and taxes receivable; the carrying value of inventory; the estimated useful lives of property, plant and equipment and the related depreciation and depletion; the carrying value and recoverability of exploration and evaluation assets accrued liabilities, derivative instruments, asset retirement obligations; fair value of warrants on long-term debt; the determination of the Company’s presentation currency being the US Dollar; adoption of IAS 21 “The Effects of Changes in Foreign Exchange Rates”; fair value of agent warrants in capital stock; and inputs used in accounting for share-based compensation.

Property, plant and equipment

Property, plant and equipment (“PPE”) is stated at cost less accumulated depreciation, depletion and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation and depletion is provided using the straight line method or unit of production over the following terms:

Property, plant and equipment	8 years
Vehicles	4 years
Computer equipment and furniture	3-5years
Computer software	1 year
Mining assets	Unit of production

An item of PPE is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation and depletion methods being used for PPE and any impairment arising from the assessment is recognized in profit or loss.

Impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Commercial and pre-commercial production

Commercial production is deemed to have commenced when management determines that the operational commissioning of major mine and plant components is complete, operating results are being achieved consistently for a period of time, and that there are indicators that these operating results will continue. The Company determines commencement of commercial production based on the following factors, which indicate that planned principal operations have commenced.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES (continued)

  a significant portion of plant/mill capacity is achieved;
  all facilities are operating at a steady state of production; and
  a pre-determined, reasonable period of time has passed;

Prior to achieving commercial production, revenues and related expenses are recognized as a reduction / increase to mining assets carrying values included in PPE.

Stripping Costs

Stripping costs incurred during the development of a mine are capitalized into PPE. Stripping costs incurred during the commercial production phase are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred, unless the stripping activity can be shown to give rise to future benefits from the mineral property, in which case the stripping costs would be capitalized into PPE.

Future benefits arise when stripping activity increases the future output of the mine by providing access to a new ore body that the previously deferred stripping costs in an area did not give access to. When stripping activities give rise to a future economic benefit, the costs associated with these activities are capitalized into PPE. Capitalized stripping costs are depleted on a unit-of-production basis, using estimated resources as the depletion base.

Borrowing costs

Interest and other financing costs relating to the acquisition, development and construction, and production of qualifying assets are capitalized as construction in progress or in mineral properties until they are complete and available for use, at which time they are transferred to the appropriate category within property, plant and equipment. Borrowing costs incurred after the asset has been placed into service as well as all other borrowing costs are charged to profit or loss.

Mineral properties and exploration and evaluation assets

Pre-exploration costs are expensed in the period in which they are incurred.

Once the legal right to explore a mineral property has been acquired, all costs related to the acquisition, exploration and evaluation of mineral properties are capitalized by property. These direct expenditures include such costs as materials used, surveying costs, geological studies, drilling costs, payments made to contractors and depreciation of plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

Exploration and evaluation expenditures for each mineral property are carried forward as an asset provided that one of the following conditions is met;

Such costs are expected to be recouped in full through successful development and exploration of the mineral property or alternatively, by sale; or

Exploration and evaluation activities in the mineral property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, however active and significant operations in relation to the mineral property are continuing, or planned for the future.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such a property. If a mineral property does not prove viable, all unrecoverable costs associated with the property are charged to profit or loss at the time the determination is made.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mining assets”. Exploration and evaluation expenditures accumulated are also tested for impairment before the mineral property costs are transferred to development properties.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES (continued)

Revenue recognition

Revenue is earned from the sale of refined silver and gold metal and is recognized when the refiner credits the Company’s accounts and instructions are provided for sale. The following specific conditions have been met:

  the specific risks and rewards of ownership have been transferred to the purchaser;
  the Corporation does not retain continuing managerial involvement to the degree usually associated with ownership or effective control over the concentrate sold;
  the amount of revenue can be measured reliably;
  it is probable that the economic benefits associated with the transaction will flow to the Corporation; and
  the costs incurred or to be incurred in respect of the sale can be measured reliably.

Asset retirement obligations

The Company recognizes a legal liability for obligations relating to the reclamation of mineral interests (exploration and evaluation assets) and property, plant, and equipment when those obligations arise from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reliable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. Fair value is measured based on management’s best estimate of the enterprise’s cash outflows. Present value is used where the effect of the time value of money is material. The related liability is adjusted for each period based on the then-current market-based discount rate, and the amount or timing of the underlying cash flows needed to settle the obligation.

Deferred revenue

Deferred revenue relates to the Upfront Deposit received from Sandstorm Gold Ltd. (“Sandstorm”) in exchange for the future delivery of gold ounces at a specified contract price and to the value of Sandstorm Shares received for the guarantee of obligations under the Purchase Agreement. As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized is based on the proportion that gold ounces sold to Sandstorm in the period is to the projected Santa Elena Project gold ounces attributable to Sandstorm.

Impairment of tangible and intangible assets

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Derivative instruments

The Company uses derivative instruments to reduce the potential impact of changing metal prices as required under lending agreements. Derivative instruments are measured at fair value at the end of each period, and the changes are recorded as a gain or loss on derivative instruments on the Consolidated Statements of Operations and Comprehensive Loss. The Company does not apply hedge accounting to its derivative transactions.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES (continued)

Foreign currency translation and functional currency

The Company considers the functional currency of its Canadian operations to be the Canadian dollar and the functional currency of its Mexican mining operations to be the US dollar. Prior to January 1, 2011, the Canadian dollar was determined to be the measurement currency of the Company’s operations. Due to several financings in US dollars, as well as the commencement of start-up operations of the Santa Elena Mine in Mexico, and expected revenue generation in US dollars, it was determined that at January 1, 2011, the presentation currency of the Company is the US dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity.

Transactions denominated in foreign currencies (currencies other than the functional currency of an operation) are translated at the exchange rates on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the reporting date exchange rates.

On translation of entities with functional currencies other than the US dollar, revenue and expense items are translated at average rates of exchange where there is a reasonable approximation of the exchange rate at the dates of the transactions. Statement of financial position items are translated at closing exchange rates at the reporting date. Exchange differences on the re-translation of the foreign currency entities at closing rates, together with differences between the revenue and expenses translated at average and closing rates, are recorded in the currency translation adjustment reserve in shareholders’ equity.

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based compensation is transferred to accumulated losses (deficit).

In situations where equity instruments are issued to non-employees, and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants (“Warrants”). Depending on the terms and conditions of each equity financing agreement (“Agreement”), the Warrants are exercisable into additional common shares prior to expiry at a price stipulated by the Agreement. Warrants that are part of units are assigned $Nil value and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payments.

New standards not yet adopted

In November 2009, the IASB published IFRS 9, “Financial Instruments”, which covers the classification and measurement of financial assets as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement.” In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to known credit risk out of earnings and recognize the change in other comprehensive income. IFRS 9 is effective for the Company on January 1, 2013. Early adoption is permitted and the standard is required to be applied retrospectively. There will be no significant impact on the Company upon implementation of the issued standard.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

RISK FACTORS

Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. There are a number of factors that could negatively affect the Company’s business and the value of the Company’s common shares, including the factors listed below. Additional risks and uncertainties currently not known to the Company or that the Company considers immaterial may also impair the business operations of the Company. If any such risks or uncertainties actually were to occur, the Company’s business, prospects, financial condition and operating results could be materially harmed. While it is not possible to eliminate all of the risks inherent to the mining business, the Company strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

Precious and base metal price fluctuations

The profitability of the precious and base metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations, and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of precious and base metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other reagents fluctuate, affecting the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on the Company’s operating costs or the timing and costs of various projects. The Company’s general policy is not to hedge its exposure to changes in prices of the commodities it uses in its business.

Foreign exchange rate fluctuations

SilverCrest’s operations and many of the Company’s obligations are primarily in US Dollars, Canadian Dollars and Mexican Pesos. As a result, SilverCrest is subject to foreign currency fluctuations, and such fluctuations may adversely affect the Company’s financial position and results by significantly increasing the cost of such operations and obligations.

Competitive conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating hazards and risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, the inability to obtain suitable or adequate machinery, equipment or labour, and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may not be sufficient to cover such losses, with the net result being a material, adverse effect on the Company’s financial position.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

RISK FACTORS (continued)

The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all. In addition, the Company’s insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on the Company’s business.

Mining operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical and feasibility reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms, or the delay in the availability of any one or more of these items, could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and development

There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Santa Elena Project, none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of reserves and resources and precious metal recoveries

There is a degree of uncertainty attributable to the calculation and estimates of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

RISK FACTORS (continued)

In connection with the Project Loan, the Company (through its subsidiary, Nusantara) implemented the Hedging Facility with Macquarie providing for forward contracts for a total of 55,000 ounces of gold from gold production at a price of US$926.50 per ounce of gold over a three-year period which commenced in December 2010. The Hedging Facility was designed to provide protection against the fluctuations in the price of gold. If the Company fails to meet its obligations in terms of product quantity or timing of supply, the Company faces a risk that it will have to purchase the physical gold shortfall on-market to meet its obligations under the forward contracts. This could have a material adverse effect upon the Company’s financial performance and results of operations, especially if the price of gold has increased.

Replacement of reserves and resources

The Santa Elena Mine is the Company’s only current source of production. The current life-of-mine plan provides for a defined production life for mining at the Santa Elena Mine. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at the Santa Elena Mine or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition strategy

As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Foreign operations

The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s foreign operations. If the Company were to experience resistance or unrest in connection with its operations, it could have a material adverse effect on its operations and profitability.

To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government regulation

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

RISK FACTORS (continued)

The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Obtaining and renewing of government permits

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Environmental factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation, will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at the present.

Title to assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. With the exception of the Company’s Santa Elena, Cruz de Mayo and Silver Angel Projects located in Mexico, none of the mining claims in which the Company has, or has the right to acquire, an interest have been surveyed and accordingly, the precise location of the boundaries of the claims and ownership of mineral rights in specific tracts of land comprising the claims may be in doubt. The Company’s mineral concessions may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Uncertainty of funding

The Company has limited financial resources, and the mineral concessions in which the Company has an interest or an option to acquire an interest require financial expenditures to be made by the Company. There can be no assurance that adequate funding will be available to the Company so as to exercise its option or to maintain its interests once those options have been exercised. Further exploration work and development of the properties in which the Company has an interest or option to acquire depend upon the Company’s ability to obtain financing through joint venturing of projects, debt financing or equity financing or other means. Failure to obtain financing on a timely basis could cause the Company to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

The Company may be required, under certain circumstances, to accelerate repayment to Macquarie of the $12.5 million drawn down under the Project Loan and, if the Company is unable to repay this amount when required or obtain replacement financing, this could adversely affect the Company’s continued operations on the Santa Elena Project and its other mineral properties.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

RISK FACTORS (continued)

Employee recruitment and retention

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President, Chief Financial Officer, Chief Operating Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited, and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. The Company could experience increases in its recruiting and training costs and decreases in its operating efficiency, productivity and profit margins. Failure of the Company to attract, hire and retain qualified personnel and the departure of any of its key executives could impair the efficiency of its operations and could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Potential conflicts of interest

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Absolute assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by IFRS. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

General economic conditions

The unprecedented events in global financial markets during the last few years have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.

Specifically

  the global credit/liquidity crisis could affect the cost and availability of financing and the Company’s overall liquidity;
  the volatility of gold and silver prices affects the Company’s revenues, profits and cash flow;
  volatile energy prices, commodity and consumables prices and currency exchange rates affect the Company’s production costs; and
  the devaluation and volatility of global stock markets affects the valuation of the Company’s equity securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six month period ended June 30, 2011	TSX.V:SVL

RISK FACTORS (continued)

Substantial volatility of share price

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or results of operations as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

Potential dilution of present and prospective shareholdings

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or securities convertible into common shares. The Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of dividends

No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the condensed consolidated interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operations of internal controls over financial reporting. There have been no changes in the Company’s disclosure controls and procedures during the period ended June 30, 2011.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.